Exhibit 99.3
December 30, 2009
Dear Quixote Employee:
We are pleased to announce that Trinity Industries, Inc. and Quixote Corporation jointly entered into a definitive agreement whereby Trinity will acquire Quixote Corporation’s outstanding common shares, pursuant to a tender offer by a wholly-owned subsidiary of Trinity.
Assuming this transaction closes, I wanted to share with you some thoughts on this transaction. The transaction between Trinity and Quixote joins two complementary companies to drive innovation and breakthrough product designs to meet customers’ needs and provide affordable solutions to facilitate product installations worldwide in the highway products industry.
We have admired Quixote’s line of innovative products and its global reach for many years. We look forward to integrating the businesses into Trinity’s multi-industry portfolio. This acquisition will expand our international market penetration in the highway products business through Quixote’s existing valued customer relationships.
Trinity and Quixote have engaged a third party to assist them with the pre-close planning process which will be initiated over the next few weeks. We will work closely with employees from both companies to complete this important transition. Trinity values its employees and their contributions to creating a dynamic enterprise positioned for continued future success and accelerated growth.
An overview of the transaction is included in the Press Release. Until the transaction closes Trinity and Quixote will continue to operate as independent companies.
We appreciate your support of the process and your cooperation as we work to complete the integration of the businesses.
Sincerely,

Timothy R. Wallace	Mark W. Stiles
Chairman, CEO & President	Senior Vice President
Trinity Industries, Inc.	Group President Construction, Marine & Components

Important Additional Information: The tender offer described in this letter has not yet commenced, and this letter is neither an offer to purchase nor a solicitation of an offer to sell securities of Quixote. At the time the tender offer is commenced, Trinity and its wholly-owned subsidiary, THP Merger Co. (the “Purchaser”), intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and related tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”), and Quixote intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Trinity, the Purchaser and Quixote intend to mail these documents to the stockholders of Quixote. These documents will contain important information about the tender offer, including the various terms of, and conditions to, the tender offer, and stockholders of Quixote are urged to read them carefully and in their entirety before making any decision to tender securities in the planned tender offer. When available, the Tender Offer Statement, as well as the Solicitation/Recommendation Statement, will be made available to Quixote’s stockholders at no expense to them and will also be available at no charge on the SEC’s website at www.sec.gov.